UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                 SEC FILE NUMBER
                                    000-32333

(Check One):
[ ] Form 10-K     [ ] Form 20-K  [X] Form 10-Q   [ ] Form N-SAR

For Period Ended:  September 30, 2005

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-K

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                             Winsted Holdings, Inc.
                           ------------------------
                             Full Name of Registrant


                                 Indiginet, Inc.
                           -------------------------
                            Former Name if applicable


                          5000 Birch Street, Suite 3000
           ---------------------------------------------------------
           Address of Principal Executive Office (Street and Number)


                             Newport Beach, CA 92660
                            ------------------------
                            City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    |  (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |
    |  (b)  The subject annual report, semi-annual report, transition report on
    |       Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof
[X] |       will be filed on or before the 15th calendar day following the
    |       prescribed due date; or the subject quarterly report or transition
    |       report on Form 10-Q, 10-QSB, or portion thereof will be filed on or
    |       before the fifth calendar day following the prescribed due date; and
    |
    |  (c)  The accountant's statement or other exhibit required by Rule
    |       12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant requires additional time to review and complete form 10-QSB. The Registrant will file its Quarterly Report on Form 10-QSB as soon as possible, and in any event no later than the fifth calendar day following the prescribed due date for such report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Mark Ellis                         (949)476-3711
        --------------                   ------------------
           (Name) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

     [X] Yes    [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X] Yes    [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects the following results to be reported in its Form 10-QSB for the period ended September 30, 2005. Please note that the Company's outside accounts have not finished their review of these financials statements, and these results are preliminary only and subject to revision:

Revenue
-------
Revenue for the three months ended September 30, 2005 was $150,000, an increase of $142,136 compared to revenue of $7,864 for the three months ended September 30, 2004. During the current period, the Company has earned revenue from a consulting contract with Medspa Solutions which calls for fees of $50,000 per month. The Company owns 100% of Medspa Solutions.

Stock compensation expense
--------------------------
Stock compensation expense was $133,208 for the three months ended September 30, 2005, a decrease of $409,038 compared to stock compensation expense of $542,246 for the three months ended September 30, 2004. The Company had agreements with several outside consultants during the prior year which were not in place in the current period.

Sales, general, and administrative expense
------------------------------------------
Sales, general, and administrative expenses. Sales, general and administrative expense ("SG&A") decreased by $195,079 or 43% to $258,855 during the three months ended September 30, 2005. The primary components of SG&A expense for the three months ended September 30, 2005 were officer salary of $123,974;; rent of $32,513; travel and entertainment of $16,423; legal fees of $14,384; marketing and promotion of $13,655; and accounting fees of $7,701.

Depreciation
------------
Depreciation expense remained approximately the same for both periods: $47,223 for the three months ended September 30, 2005, and $47,263 for the prior period.

Investment expense
------------------
Investment expense. Investment expense was $115,550 for the three months ended September 30, 2005, compared to $0 in the comparable period of the prior year. Investment expense represents the reserve charged to operations made in order to reflect the Company's investments at their realizable market value. Since there is no liquid market for these investments, the Company has chosen to fully reserve against them. During the three months ended September 30, 2005, the Company fully reserved its increased investment in Nu Image. Since Winsted was not a Business Development Company in the comparable prior period, there was no such charge during the three months ended September 30, 2004.


Interest income / expense
-------------------------
Interest expense was $3,218 for the three months ended September 30, 2005, which was relatively unchanged compared to $3,201 during the three months ended September 30, 2004. The Company's level of debt has not materially changed during the periods.

Net Loss
--------
For the reasons stated above, the Company's net loss for the three months ended September 30, 2005 was $408,054, a decrease of $630,726 or 61% compared to a net loss of $1,038,780 during the three months ended September 30, 2004.


                             Winsted Holdings, Inc.
                  --------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 15, 2005               By:  /s/ Mark Ellis
       -----------------    ---------------------------------------------